AGENIX

AGENIX LIMITED
7 Durbell Street P.O. Box 391
Acacia Ridge QLD 4110
Australia
Tel : +61 (0)7 3370 6396
Fax : +61 (0)7 3370 6370
Website : www.agenix.com

07028338

082-34639

SEC#~~82-5258~~

SEC MAIL PROCESSING
RECEIVED
NOV 26 2007
WASH, D.C.
160
SECTION

7 November 2007

US Securities and Exchange Commission
Attention: Filing Desk
450 Fifth Street NW
WASHINGTON DC 20549
USA

SUPPL

Dear Sir

Re: Submission Under Rule 12g3-2(b) - Agenix Limited

We refer to the attached announcement that was made to the Australian Stock Exchange on 07 November 2007.

We are providing a copy of the announcement by virtue of our requirements under Rule 12g3-2(b).

Yours sincerely

Erica Headlam
Assistant Accountant

PROCESSED
DEC 04 2007
THOMSON
FINANCIAL

11/30

AGENIX

COMPANY ANNOUNCEMENT

CHANGE TO DATE OF ANNUAL GENERAL MEETING

The Company's Annual General Meeting of Agenix has been postponed and will now be held at 10.00am (Brisbane time) on Tuesday 11 December 2007 in the Surveyors Room, Conrad Treasury Hotel, Brisbane.

As announced to ASX on 1 November 2007, the Annual General Meeting was to be held on 27 November 2007.

However, the external mailing house misdirected the Notice of Meeting and the accompanying Annual Report so that shareholders have not received those documents.

The replacement Notice of Meeting and the Annual Report will be dispatched tomorrow, Thursday 8 November 2007.

The Australian Securities and Investments Commission has consented to the extension of time to hold the Annual General Meeting.

If you have any queries please contact Karl Schlobohm, Agenix Company Secretary, on 0419 721 007.

Karl Schlobohm
Company Secretary

7 November 2007

For more information about Agenix, please contact:

Mr Neil Leggett
CEO and Managing Director
Agenix Limited
Ph: 61 7 3370 6310

Agenix Limited [ASX: **AGX,** OTC (NASDAQ): **AGXLY**] is a biotechnology company based in Brisbane, Australia. Through its wholly owned subsidiaries, Agen Biomedical Ltd and Agenix Biopharmaceutical (Shanghai), the company has a strategic goal of building and developing a pipeline of therapeutic and imaging products.

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